FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                 CORUS GROUP PLC
                 (Translation of Registrant's Name Into English)

                                   30 MILLBANK
                             LONDON SW1P 4WY ENGLAND
                    (Address of Principal Executive Offices)


        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                           FORM 20-F X   FORM 40-F
                                    ---           ---

        (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                          Securities Exchange Act 1934.

                                 YES       NO X
                                    ---      ---

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - _____)

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of
      1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 CORUS GROUP PLC



DATE: 23 December 2002                      BY        Allison Scandrett
                                                 -------------------------------
                                                     NAME: MRS A SCANDRETT
                                                     ASSISTANT COMPANY SECRETARY